K  R  A  M  E  R    L  E  V  I  N    N  A  F  T  A  L  I  S  &  F  R  A  N  K  E  L   LLP

                        Richard H. Gilden
                        Partner
                        Phone: 212-715-9486
                        Fax: 212-715-8085
                        RGilden@KRAMERLEVIN.com

                        July 10, 2009

VIA EDGAR AND FAX

Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	BluePhoenix Solutions LTD. Form 20-F for the Fiscal Year Ended December 31, 2008 and Related Filings Filed March 31, 2009 File No. 333-06208

Dear Ms. Collins:

Reference is made to the letter, dated June 30, 2009, to Ms. Varda Sagiv, Chief Financial Officer of BluePhoenix Solutions LTD. (the “Company”), setting forth the comments (the “Comment Letter”) of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 20-F for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on March 31, 2009 and related filings.

In accordance with my conversation with Melissa Feider of the Staff, I am hereby requesting, on behalf of the Company, an extension for filing its response to the Comment Letter.  The Company will use diligent efforts to provide its response to the Staff by the close of business on August 6, 2009.

Should you have any questions regarding this letter, please do not hesitate to contact me at (212) 715-9486.

                        Sincerely,

                        /s/ Richard H. Gilden
                        Richard H. Gilden

cc:	Melissa Feider Varda Sagiv BluePhoenix Solutions LTD.

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